# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2380 CONEJO SPECTRUM ST., SUITE 200,, THOUSAND OAKS, California (CA), 91320
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002010692

## Reporting persons
- Panacea Venture Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (9.5% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (9.5% of the class)
- Panacea Innovation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (9.5% of the class)
- James Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 2380 Conejo Spectrum Street, Suite 200, Thousand Oaks, CA 91320

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Panacea Venture Healthcare Fund II, L.P.
Panacea Venture Healthcare Fund II GP Company, Ltd.
Panacea Innovation Limited
James Huang
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: Mr. Huang is a citizen of the Republic of China.The remaining Reporting Persons are organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 5,759,750 shares of Common Stock outstanding as of November 6, 2024, as disclosed in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Common Stock reported herein.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Common Stock directly reported herein, but each disclaims such beneficial ownership.
Percent of class:
Panacea Venture Healthcare Fund II, L.P.: 9.5%
Panacea Venture Healthcare Fund II GP Company, Ltd.: 9.5%
Panacea Innovation Limited: 9.5%
James Huang: 9.5%
Sole power to vote or to direct the vote:
Panacea Venture Healthcare Fund II, L.P.: 0
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0
Panacea Innovation Limited: 0
James Huang: 0
Shared power to vote or to direct the vote:
Panacea Venture Healthcare Fund II, L.P.: 550,000
Panacea Venture Healthcare Fund II GP Company, Ltd: 550,000
Panacea Innovation Limited: 550,000
James Huang: 550,000
Sole power to dispose or to direct the disposition:
Panacea Venture Healthcare Fund II, L.P.: 0
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0
Panacea Innovation Limited: 0
James Huang: 0
Shared power to dispose or to direct the disposition:
Panacea Venture Healthcare Fund II, L.P.: 550,000
Panacea Venture Healthcare Fund II GP Company, Ltd: 550,000
Panacea Innovation Limited: 550,000
James Huang: 550,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (02/06/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (02/06/2025)
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (02/06/2025)
- James Huang: /s/ James Huang, James Huang (02/06/2025)